Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL



07021783

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing   BARCLAYS PLC
(Note 1)

Company dealt in   SURFCONTROL

Class of relevant security   ORD GBP0.10
to which the dealings being
disclosed relate (Note 2)

SUPPL

Date of dealing   23 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,050,805	3.66%	25,864	0.09%
(2) Derivatives (other than options)	332,208	1.16%	308,472	1.07%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,383,013	4.81%	334,336	1.16%

PROCESSED

MAR 1 6 2007

THOMSON
FINANCIAL

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale Number of Securities Price per unit
                                    (GBP)

Sale   764   4.7627

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	764	4.7627

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8)	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)   NO

Date of disclosure   26 February 2007

Contact name   BARCLAYS COMPLIANCE

Telephone number   020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:8684R
BlackRock Group
26 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)   BlackRock Group

Company dealt in   Surfcontrol

Class of relevant security to which the   10p Ordinary shares
dealings being disclosed relate (Note 2)

Date of dealing   23rd February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt
in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,525,997	8.78%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,525,997	8.78%		

(b) Interests and short positions in relevant securities of the company, other than the class
dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security:	Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,700	GBP 4.7586

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)

          NO

Date of disclosure	26th February 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETTFMITMMMTBMR

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol Plc



RNS Number:9265R
BlackRock Group
27 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)   BlackRock Group

Company dealt in   Surfcontrol

Class of relevant security to which the   10p Ordinary shares
dealings being disclosed relate (Note 2)

Date of dealing   26th February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,525,325	8.78%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,525,325	8.78%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security:	Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	672	GBP 4.794896

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	umber of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)

        NO

Date of disclosure	27th February 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETTRMMTMMTTBLR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	26 February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,205,347	4.19%	25,329	0.09%
(2) Derivatives (other than options)	332,208	1.16%	308,243	1.07%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,537,555	5.35%	333,572	1.16%

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale Number of Securities Price per unit (GBP)

Sale	229	4.7950

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	229	4.795

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8)	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)   NO

Date of disclosure   27 February 2007

Contact name   BARCLAYS COMPLIANCE

Telephone number   020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0111S
Surfcontrol PLC
28 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) :   (X)

DECLARATION OF MAJOR SHAREHOLDING AS PER FSA TRANSITIONAL PROVISION 7

3. Full name of person(s) subject to the notification obligation (iii):

BLACKROCK, INC

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

N/A

6. Date on which issuer notified:

27TH FEBRUARY 2007

7. Threshold(s) that is/are crossed or reached:

ABOVE 5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (vii)
GB0002901790	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	N/A	N/A	2,525,325	N/A	8.78%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,525,325	8.78%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BLACKROCK INVESTMENT MANAGEMENT (UK) LIMITED - 2,525,325 (8.78%)

Proxy Voting:

10. Name of the proxy holder:

. . . .

11. Number of voting rights proxy holder will cease to hold:

. . . .

12. Date on which proxy holder will cease to hold voting rights:

. . . .

13. Additional information:

. . . .

14. Contact name:

. . . .

15. Contact telephone number:

. . . .

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BLACKROCK, INC

Contact address (registered office for legal entities):

33 KING WILLIAM STREET, LONDON, EC4R 9AS

Phone number:

020 7743 2098

Other useful information (at least legal representative for legal persons):

THOMAS HONE

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information:

....

END

HOLBGGDDLBDGGRI

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:0372S
BlackRock Group
28 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	27th February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,435,049	8.47%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,435,049	8.47%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security:	Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,328	GBP 4.753606

* NB There was a transfer out of -87,948

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)
          NO

Date of disclosure	28th February 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETTPMTTMMATBJR

Financial Announcements

REG-Legal&Gen Inv Mgmnt Rule 8.3- Surfcontrol Plc

RNS Number:0398S
Legal & General Investment Mgmnt Ld
28 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1.   KEY INFORMATION

Name of person dealing   (Note 1)   Legal & General Investment Management Ltd.

Company dealt in   Surfcontrol

Class of relevant security to which the dealings   Ordinary Shares GBP 0.10
being disclosed relate (Note 2)

Date of dealing   27 February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,336,864	4.65		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	1,336,864	4.65		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	40,000	GBP 4.7075

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
          NO

Date of disclosure	28 February 2007
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETILFSVFFITFID

Financial Announcements

REG-RAB Capital plc Rule 8.3- SurfControl Plc



RNS Number:0474S
RAB Capital plc
28 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	27 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	680,249 (2.37%)	
(3) Options and agreements to purchase/sell		
Total	680,249 (2.37%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	3,856	GBP 473.0864

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 February 2007
Contact name	Sophie Devignon
Telephone number	020 7389 7035
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END
RETTPMITMMJTBPR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	28 February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,201,853	4.18%	28,095	0.10%
(2) Derivatives (other than options)	334,567	1.16%	307,108	1.07%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,536,420	5.34%	335,203	1.17%

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of Securities Price per unit (GBP)

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	636	4.7146
Sale	1,439	4.6945
Sale	1,419	4.7230

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	1439	4.6945
CFD	Long	636	4.7145
CFD	Long	1419	4.7229

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8)	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 March 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:1488S
BlackRock Group
01 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	28th February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,433,349	8.46%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,433,349	8.46%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security:	Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,700	GBP 4.70

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc. (Note 7)	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)
          NO

Date of disclosure	1st March 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETJBMITMMAMBLR

Financial Announcements

REG-Dorchester Asset Management LLP Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)	Dorchester Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	01 March 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	342,654 (1.19%)	
(3) Options and agreements to purchase/sell		
Total	342,654 (1.19%)	

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	4,000	472p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option/money paid/received per unit (Note5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8)	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02 March 2007
Contact name	Paul Lodge
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:2245S
BlackRock Group
02 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing   (Note 1)   BlackRock Group

Company dealt in   Surfcontrol

Class of relevant security to which the   10p Ordinary shares
dealings being disclosed relate (Note 2)

Date of dealing   1st March 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,427,349	8.44%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,427,349	8.44%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security:	Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,000	GBP 4.738181

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)
         NO

Date of disclosure	2nd March 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETJTMTTMMTMBTR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	01 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,200,592	4.18%	29,981	0.10%
(2) Derivatives (other than options)	335,828	1.17%	307,108	1.07%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,536,420	5.34%	337,089	1.17%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of Securities Price per unit GBP)

Sale   1,261   4.7386

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	1261	4.7385

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8)	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)   NO

Date of disclosure   02 March 2007

Contact name   BARCLAYS COMPLIANCE

Telephone number   020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-RAB Capital plc Rule 8.3-SurfControl Plc

RNS Number:2498S
RAB Capital plc
02 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	1 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	698,149 (2.43%)	
(3) Options and agreements to purchase/sell		
Total	698,149 (2.43%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	17,900	GBP 475.19

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	2 March 2007
Contact name	Sophie Devignon
Telephone number	020 7389 7035
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END
RETEASDAEEKXEFE



Companies House
for the record

Please complete in typescript, or
in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number | 1566321 |

Company name in full | Suef Control PLC |

| |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	3 0	0 1	2 0 0 7	3 0	0 1	2 0 0 7

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.2675		

List the names and addresses of the allottees and the
number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which
the shares were allotted
(This information must be supported by
the original or a certified copy of the
contract or by Form 88(3) if the contract
is not in writing)

| |
| |
| |

Companies House receipt date barcode

This form has been provided free of charge
by Companies House

09/2005

When you have completed and signed the form please send it to the
Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

File No.: 82-34985

| Shareholder details
(list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) APOLLO NOMINEES LTD		
Address 1 FINSBURY AVENUE LONDON	ORDINARY	2000
PARTICIPANT ID: 002 MEMBERSHIP ID: OEP		
UK Postcode E C 2 M 2 P P		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Please enter the number of continuation sheets (if any) attached to this form

Signed ___Andre___   Date 31/01/07

** A director / secretary / administrator / administrative receiver / receiver /
   official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER   c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY   CONGLETON CHESHIRE
CW12 1DY   Tel (01260) 296 226
DX number   DX exchange



Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number | 1566321

Company name in full | SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 6	0 2	2 0 0 7	0 6	0 2	2 0 0 7

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,333		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£4.2675		

List the names and addresses of the allottees and the
number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which
the shares were allotted
(This information must be supported by
the original or a certified copy of the
contract or by Form 88(3) if the contract
is not in writing)

Companies House receipt date barcode

This form has been provided free of charge
by Companies House

09/2005

When you have completed and signed the form please send it to the
Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2